Filed pursuant to Rule 424(b)(3)
Registration No. 333-162132

SUPERFUND GREEN, L.P.

SUPPLEMENT DATED FEBRUARY 1, 2013
TO
THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED MAY 8, 2012

                    This Supplement updates certain Commodity Futures Trading Commission required information contained in the Superfund Green, L.P. Prospectus and Disclosure Document dated May 8, 2012. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Fund.

                    Exhibit I updates information about the Fund’s introducing broker on page 5 of the Prospectus. Exhibit II updates the breakeven analysis beginning on page 6 of the Prospectus. Exhibit III contains an updated biography of Christian Baha on page 20 of the Prospectus. Exhibit IV contains an updated version of the past performance of the Fund beginning on page 22 of the Prospectus. Exhibit V updates certain information regarding the Fund’s introducing broker and Clearing Brokers beginning on page 46 of the Prospectus.

* * * * * * * * * *

All information in the Prospectus is current as of its date, except as updated hereby.

                    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

                    THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

EXHIBIT I

SUMMARY

Selling Agents and Others

          Effective June 1, 2012, Superfund Asset Management, LLC began serving as the introducing broker for the Fund. Superfund Asset Management, LLC replaced Superfund Asset Management, Inc., which served as introducing broker for the Fund from its inception. Superfund Asset Management, LLC is a wholly owned subsidiary of Superfund USA Holdings, Inc.

EXHIBIT II

SUMMARY

Breakeven Analysis

                    The following tables show the fees and expenses that an investor would incur on an initial investment of $10,000 in each Series and the amount that such investment must earn to break even after one year.

Series A

Routine Expenses	Percentage Return Required Initial Twelve Months of Investment	Dollar Return Required ($10,000 Initial Investment) Initial Twelve Months of Investment

Management Fees	1.85%	$185.00
General Partner Performance Fees(1)	0.00%	$0.00
Selling Commissions(2)	4.00%	$400.00
Ongoing Offering Expenses(3)	1.00%	$100.00
Operating Expenses(3)	0.15%	$15.00
Brokerage Fees(4)	2.00%	$200.00
Less Interest Income(5)	0.02%	$2.00
TWELVE-MONTH BREAKEVEN	8.98%	$898.00

Series A for Investors Not Subject to Selling Commissions(6)

Routine Expenses	Percentage Return Required Initial Twelve Months of Investment	Dollar Return Required ($10,000 Initial Investment) Initial Twelve Months of Investment

Management Fees	1.85%	$185.00
General Partner Performance Fees(1)	0.00%	$0.00
Selling Commissions(2)	0.00%	$0.00
Ongoing Offering Expenses(3)	1.00%	$100.00
Operating Expenses(3)	0.15%	$15.00
Brokerage Fees(4)	2.00%	$200.00
Less Interest Income(5)	0.02%	$2.00
TWELVE-MONTH BREAKEVEN	4.98%	$498.00

Series B

Routine Expenses	Percentage Return Required Initial Twelve Months of Investment	Dollar Return Required ($10,000 Initial Investment) Initial Twelve Months of Investment

Management Fees	1.85%	$185.00
General Partner Performance Fees(1)	0.00%	$0.00
Selling Commissions(2)	4.00%	$400.00
Ongoing Offering Expenses(3)	1.00%	$100.00
Operating Expenses(3)	0.15%	$15.00
Brokerage Fees(4)	3.00%	$300.00
Less Interest Income(5)	0.02%	$2.00
TWELVE-MONTH BREAKEVEN	9.98%	$998.00

Series B for Investors Not Subject to Selling Commissions(6)

Routine Expenses	Percentage Return Required Initial Twelve Months of Investment	Dollar Return Required ($10,000 Initial Investment) Initial Twelve Months of Investment

Management Fees	1.85%	$185.00
General Partner Performance Fees(1)	0.00%	$0.00
Selling Commissions(2)	0.00%	$0.00
Ongoing Offering Expenses(3)	1.00%	$100.00
Operating Expenses(3)	0.15%	$15.00
Brokerage Fees(4)	3.00%	$300.00
Less Interest Income(5)	0.02%	$2.00
TWELVE-MONTH BREAKEVEN	5.98%	$598.00

(1)

No performance fees will be charged until breakeven costs are met. However, because Superfund Capital Management’s performance fee is payable monthly, it is possible for Superfund Capital Management to earn a performance fee during a break-even or losing year if, after payment of a performance fee, a Series incurs losses resulting in a break-even or losing year. It is impossible to predict what performance fee, if any, could be paid during a break-even or losing year, thus none is shown.

(2)	The maximum cumulative selling commission per Unit sold pursuant to this Prospectus is 10% of the gross offering proceeds for such Unit.

(3)	Not to exceed the amount of actual expenses incurred.

(4)

Assumes 1,720 round-turn transactions for Series A and 2,585 round turns transactions for Series B per million dollars per year at a rate of $9 per round-turn transaction.* These assumptions are based on the average number of round-turn transactions per million dollars per year over the last three years traded on behalf of the Series and the average risk capital of each Series allocated to the Fund’s short-term systematic, technical trading strategy since July 1, 2010. The Superfund Green, L.P. Sixth Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”) provides that brokerage commission costs borne by the Fund shall not exceed 5% (Series A) and 7% (Series B) annually of average annual net assets of the Series.

(5)

Estimated. Interest income reflects an assumed interest rate of 0.04% per annum based on current cash market information and the fact that less than half of the Fund’s assets are currently held in interest bearing accounts.

The twelve-month break-even points shown are based on interest income of 0.02% per annum. If interest income earned is less, the Series will have to earn trading profits greater than the amounts shown to cover their costs. Actual interest to be earned by the Fund will be at the prevailing rates for the period being measured which may be less than or greater than 0.02% over any twelve month period.

(6)

Certain Units are not subject to selling commissions: (i) Units purchased through Superfund USA by investors that participate in a registered investment adviser’s asset-based fee or fixed fee advisory program; (ii) Units purchased through Superfund USA by investors who are commodity pools operated by commodity pool operators registered as such with the NFA; and (iii) Units for which the investor has paid the maximum cumulative selling commissions of 10% of the original purchase price.

*	In no instance will the total of all fees computed on a net asset basis exceed 20% per annum for either Series A or Series B.

EXHIBIT III

          Christian Baha, age 44, is Superfund Capital Management’s founder and sole owner. By December 1991, Mr. Baha began working independently to develop software for the technical analysis of financial data in Austria. In January 1995, Mr. Baha founded the first members of the Superfund group of affiliated companies specializing in managed futures funds and began to develop a worldwide distribution network. With profit sharing rights certificates, Mr. Baha launched an alternative investment vehicle for private investors. Launched on March 8, 1996, this product is called the Superfund Unternehmens-Beteiligungs-Aktiengesellschaft (Superfund Q-AG), and was formerly known as Quadriga Beteiligungs & Vermögens AG (Quadriga AG). In March 2003, a new generation of managed futures funds was internationally launched under the brand name “Superfund” and previously existing products have since been re-branded under this name. Simultaneously with the development of the Quadriga/Superfund group of affiliated companies, Mr. Baha founded the software company TeleTrader AG, which has been listed on the Vienna Stock Exchange since March 2001. He was listed as a principal of Superfund Advisors, Inc., a CFTC registered commodity pool operator, on November 20, 2009, however, such listing was withdrawn as of November 26, 2011. He was registered as an associated person and listed as a principal of Superfund Asset Management, Inc., a CFTC registered introducing broker, effective as of July 23, 1999 and June 24, 1997, respectively, until it withdrew its registration on July 12, 2012. He is registered as an associated person and listed as a principal of Superfund Asset Management LLC, a CFTC registered introducing broker, positions which he has held since June 11, 2012 and April 26, 2012. He has also been listed as a principal of Superfund Capital Management since May 9, 2001. He was registered as an associated person of Superfund Capital Management on May 9, 2001 as well, however, such registration was subsequently withdrawn on February 17, 2009. Mr. Baha is listed as a principal of Superfund Capital Management because he is its sole owner. Mr. Baha was also listed as a principal of Superfund USA, Inc., a former broker dealer that was previously registered as a commodity pool operator with the CFTC from August 14, 2009 through September 4, 2010, from August 13, 2009 through September 4, 2010 because he is the sole owner of the foregoing entity. He is a graduate of the police academy in Vienna, Austria and studied at the Business University of Vienna, Austria. Mr. Baha is a citizen of Austria.

EXHIBIT IV

PAST PERFORMANCE OF SUPERFUND GREEN, L.P.

          Set forth below and on the following page are the performance records of the Fund for the period January 2007 through November 30, 2012. Effective July 1, 2010, Superfund Capital Management integrated a systematic, technical short-term trading strategy into the Fund’s primary trend-following methodology. This short-term strategy seeks trading opportunities arising out of short term changes in futures and forward market prices, with trades lasting from less than a day to more than a week, and has exhibited low correlation to the trend-following methodology historically utilized by the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Name of Pool	Superfund Green, L.P. — Series A
Type of Pool	Single Advisor/Publicly Offered/No Principal Protection
General Partner	Superfund Capital Management
Inception of Trading	November 2002
Aggregate Subscriptions as of November 30, 2012	$128,999,016
Net Asset Value as of November 30, 2012	$17,717,035
Worst Monthly % Drawdown (May 2010)	(13.14%)
Worst Peak-to-Valley % Drawdown (June 2008 to November 2012)	(43.04%)

HISTORICAL PERFORMANCE

2007			2008			2009			2010			2011			2012

Jan	(3.09%	)	Jan	(2.73%	)	Jan	0.35%		Jan	(9.38%	)	Jan	(4.22%	)	Jan	(0.20%	)
Feb	(7.54%	)	Feb	17.93%		Feb	0.04%		Feb	1.49%		Feb	4.10%		Feb	0.95%
Mar	(8.73%	)	Mar	2.29%		Mar	(2.23%	)	Mar	14.41%		Mar	(0.60%	)	Mar	(7.77%	)
Apr	7.99%		Apr	(1.57%	)	Apr	(6.92%	)	Apr	4.59%		Apr	9.30%		Apr	(0.76%	)
May	2.39%		May	5.21%		May	(12.03%	)	May	(13.14%	)	May	(8.84%	)	May	15.78%
Jun	6.84%		Jun	7.73%		Jun	(2.39%	)	Jun	(0.33%	)	Jun	(2.01%	)	Jun	(9.42%	)
Jul	(6.78%	)	Jul	(9.65%	)	Jul	(7.86%	)	Jul	(2.55%	)	Jul	5.55%		Jul	2.54%
Aug	(3.27%	)	Aug	(4.64%	)	Aug	3.52%		Aug	4.15%		Aug	(0.09%	)	Aug	(2.19%	)
Sep	5.57%		Sep	(0.07%	)	Sep	2.81%		Sep	4.55%		Sep	(2.81%	)	Sep	(4.31%	)
Oct	9.92%		Oct	12.19%		Oct	(11.60%	)	Oct	5.70%		Oct	(7.83%	)	Oct	(3.85%	)
Nov	(4.69%	)	Nov	1.47%		Nov	13.93%		Nov	(2.71%	)	Nov	(3.04%	)	Nov	(4.95%	)
Dec	2.82%		Dec	1.32%		Dec	(9.43%	)	Dec	10.13%		Dec	(4.94%	)
Annual	(0.92%	)	Annual	30.00%		Annual	(29.90%	)	Annual	14.49%		Annual	(15.75%	)	Annual	(15.16%	)
																(11 mos.	)

Aggregate Subscriptions

          Total gross capital subscriptions made to a pool or account from inception through the date indicated.

Drawdown

          Losses experienced by a pool or account over a specified period.

Worst Peak-to-Valley % Drawdown

          Greatest cumulative percentage decline in month-end net asset value due to losses sustained by a pool or account during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

Net Asset Value

          Net Asset Value of each Series is that Series’ assets less liabilities determined in accordance with accounting principles generally accepted in the United States.

          PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Name of Pool	Superfund Green, L.P. — Series B
Type of Pool	Single Advisor/Publicly Offered/No Principal Protection
General Partner	Superfund Capital Management, Inc.
Inception of Trading	November 2002
Aggregate Subscriptions as of November 30, 2012	$148,322,055
Net Asset Value as of November 30, 2012	$18,979,284
Worst Monthly % Drawdown (May 2010)	(20.23%)
Worst Peak-to-Valley % Drawdown (February 2009 to November 2012)	(58.40%)

HISTORICAL PERFORMANCE

2007			2008			2009			2010			2011			2012

Jan	(4.60%	)	Jan	(3.61%	)	Jan	1.01%		Jan	(14.51%	)	Jan	(5.22%	)	Jan	(0.21%	)
Feb	(10.67%	)	Feb	24.60%		Feb	0.68%		Feb	2.60%		Feb	7.17%		Feb	1.46%
Mar	(12.65%	)	Mar	1.95%		Mar	(4.49%	)	Mar	22.85%		Mar	(0.81%	)	Mar	(9.99%	)
Apr	11.38%		Apr	(1.20%	)	Apr	(10.83%	)	Apr	7.04%		Apr	14.09%		Apr	(0.70%	)
May	3.41%		May	7.33%		May	(19.31%	)	May	(20.23%	)	May	(13.28%	)	May	23.63%
Jun	9.77%		Jun	12.54%		Jun	(3.52%	)	Jun	(0.36%	)	Jun	(2.79%	)	Jun	(14.25%	)
Jul	(10.11%	)	Jul	(15.00%	)	Jul	(12.24%	)	Jul	(3.74%	)	Jul	8.49%		Jul	3.40%
Aug	(4.66%	)	Aug	(7.28%	)	Aug	5.62%		Aug	6.43%		Aug	0.16%		Aug	(3.08%	)
Sep	8.26%		Sep	0.46%		Sep	4.58%		Sep	7.45%		Sep	(4.59%	)	Sep	(6.15)%
Oct	14.57%		Oct	20.14%		Oct	(18.34%	)	Oct	8.34%		Oct	(11.69%	)	Oct	(5.71%	)
Nov	(6.79%	)	Nov	2.78%		Nov	22.10%		Nov	(3.24%	)	Nov	(4.76%	)	Nov	(7.05%	)
Dec	4.44%		Dec	2.60%		Dec	(14.18%	)	Dec	15.25%		Dec	(7.15%	)	Dec
Annual	(2.60%	)	Annual	46.56%		Annual	(44.07%	)	Annual	21.92%		Annual	(21.54%	)	Annual	(20.92%	)
																(11 mos.	)

Aggregate Subscriptions

          Total gross capital subscriptions made to a pool or account from inception through the date indicated.

Drawdown

          Losses experienced by a pool or account over a specified period.

Worst Peak-to-Valley % Drawdown

          Greatest cumulative percentage decline in month-end net asset value due to losses sustained by a pool or account during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

Net Asset Value

          Net Asset Value of each Series is that Series’ assets less liabilities determined in accordance with accounting principles generally accepted in the United States.

          PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

EXHIBIT V

THE CLEARING BROKERS; ADMINISTRATION

ADM Investor Services, Inc.

          ADM Investor Services, Inc. (“ADMIS”) is a registered futures commission merchant and is a member of the National Futures Association. Its main office is located at 141 W. Jackson Blvd., Suite 1600A, Chicago, IL 60604. In the normal course of its business, ADMIS is involved in various legal actions incidental to its commodities business. None of these actions are expected either individually or in aggregate to have a material adverse impact on ADMIS.

          Neither ADMIS nor any of its principals have been the subject of any material administrative, civil or criminal actions within the past five years, except the CFTC Order entered on March 26, 2009. In this order, the CFTC finds that during 2002 to 2004, ADMIS lacked adequate procedures concerning post execution allocation of bunched orders and that it allowed an account manager to carry out post-execution allocations from one or more days after the day the trades were executed and that it failed to maintain certain records to identify orders subject to post execution allocation. The order imposes a remedial sanction of $200,000 and requires ADMIS to implement enhanced procedures for post execution allocation of trades.

Barclays Capital Inc.

          Barclays Capital Inc. (“BCI”) is a registered securities broker-dealer and futures commission merchant. BCI is involved in a number of judicial and arbitration matters arising in connection with the conduct of its business.

          On September 15, 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) by Lehman Brothers Holdings Inc. (“LBHI”), the SIPA Trustee for Lehman Brothers Inc. (the “Trustee”) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the “Committee”). All three motions challenged certain aspects of the transaction pursuant to which BCI, its parent Barclays Bank PLC (“BBPLC”) and other subsidiaries of Barclays Bank PLC (collectively, “Barclays”) acquired most of the assets of Lehman Brothers Inc. (“LBI”) in September 2008 and the court order approving such sale. The claimants sought an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale (the “Rule 60 Claims”). On November 16, 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On January 29, 2010, BCI filed its response to the Rule 60 Claims and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale (together with the Trustee’s competing claims to those assets, the “Contract Claims”).

          On February 22, 2011, the Bankruptcy Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee’s favor and some in favor of BCI. On July 15, 2011, the Bankruptcy Court entered final Orders implementing its Opinion. BCI and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the United States District Court for the Southern District of New York (the “District Court”). LBHI and the Committee did not pursue an appeal from the Bankruptcy Court’s ruling on the Rule 60 Claims. After briefing and argument, the District Court issued its opinion on June 5, 2012 in which it reversed one of the Bankruptcy Court’s rulings on the Contract Claims that had been adverse to Barclays and the Company and affirmed the Bankruptcy Court’s other rulings on the Contract Claims. Barclays and the Trustee have each appealed the adverse rulings of the District Court to the United States Court of Appeals for the Second Circuit.

          On September 2, 2011, the United States Federal Housing Finance Agency, acting for two U.S. government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the “GSEs”), filed lawsuits against 17 financial institutions in connection with the GSEs’ purchases of residential mortgage-backed securities (“RMBS”).  The lawsuits allege, among other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions.  BCI and certain of its former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which BCI was lead or co-lead underwriter.  Both lawsuits are currently in the discovery stage.

          Both complaints demand, among other things: rescission and recovery of the consideration paid for the RMBS; and recovery for the GSEs’ alleged monetary losses arising out of their ownership of the RMBS.  The complaints are similar to other civil actions filed against BCI by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates) Stichting Pensioenfonds ABP, Prudential Insurance Company of America and the NCUA, relating to purchases of RMBS.

          The CFTC, the SEC, the U.S. Department of Justice Fraud Section (the “DOJ-FS”) and Antitrust Division, the Financial Services Authority (FSA) and various state attorneys general are among various authorities conducting investigations (the Investigations) into submissions made by BBPLC and other panel members to the bodies that set various benchmark rates, such as the London Interbank Offered Rate (LIBOR) and the Euro Interbank Offered Rate (EURIBOR).

          On June 27, 2012, BBPLC, BCI and BBPLC’s parent Barclays PLC (“BPLC”), announced that they had reached a settlement with the CFTC. A penalty of $200 million was paid by the Barclays entities in connection with the CFTC settlement. On June 27, 2012, BBPLC also announced that it had reached a settlement with the FSA and the DOJ-FS, and paid penalties of £59.5 million and $160 million, respectively, to those authorities. These three settlements were made by entry into a Settlement Order Agreement with the CFTC, a Non-Prosecution Agreement with the DOJ-FS and a Settlement Agreement with the FSA. Under the CFTC Settlement Order Agreement, BPLC, BBPLC and BCI neither admitted nor denied the CFTC’s findings, except that Barclays entities admitted the CFTC’s findings to the extent those findings were also admitted in any related governmental actions. The CFTC settlement found that BPLC, BBPLC and BCI, by and through their agents, attempted to manipulate and made false, misleading or knowingly inaccurate LIBOR and EURIBOR submissions to benefit Barclays’ derivatives trading positions by either increasing its profits or minimizing losses. The CFTC found that the conduct occurred regularly and was pervasive. In addition, the CFTC found that the attempts to manipulate included Barclays’ traders asking other banks to assist in manipulating EURIBOR, as well as Barclays aiding attempts by other banks to manipulate U.S. Dollar LIBOR and EURIBOR. The CFTC also found that throughout the global financial crisis in late August 2007 through early 2009, as a result of instructions from its senior management, Barclays routinely made artificially low LIBOR submissions to protect Barclays’ reputation from negative market and media perceptions concerning Barclays’ financial condition.

          Under the CFTC Settlement Order Agreement, BPLC, BBPLC and BCI were also required to institute certain undertakings with the aim of improving the quality and supervision of Barclays’ submissions to various benchmark interest rates, including LIBOR and EURIBOR. In connection with the Non-Prosecution Agreement entered into with the DOJ-FS, BBPLC made certain factual admissions. None of the findings in the resolution with the FSA are deemed factual admissions by BBPLC. In addition, BBPLC has been granted conditional leniency from the Antitrust Division of the Department of Justice in connection with potential U.S. antitrust law violations with respect to financial instruments that reference EURIBOR.

          BCI, BPLC, BBPLC and other banks have been named as defendants in class action and non-class action lawsuits pending in United States Federal Courts in connection with their roles as contributor panel banks to U.S. Dollar LIBOR, the first of which was filed on April 15, 2011. The complaints are substantially similar and allege, among other things, that BCI, BPLC, BBPLC and the other banks individually and collectively violated various provisions of the Sherman Act, the Commodity Exchange Act, the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and various state laws by suppressing or otherwise manipulating U.S. Dollar LIBOR rates. The lawsuits seek an unspecified amount of damages and trebling of damages under the Sherman and RICO Acts. The proposed class actions purport to be brought on behalf of (among others) plaintiffs that (i) engaged in U.S. Dollar LIBOR-linked over-the-counter transactions; (ii) purchased U.S. Dollar LIBOR-linked financial instruments on an exchange; (iii) purchased U.S. Dollar LIBOR-linked debt securities; (iv) purchased adjustable-rate mortgages linked to U.S. Dollar LIBOR; or (v) issued loans linked to U.S. Dollar LIBOR.

          BCI, BPLC and BBPLC also have been named as defendants along with four current and former Barclays officers and directors in a proposed securities class action pending in the SDNY in connection with Barclays’ role as a contributor panel bank to LIBOR. The complaint principally alleges that Barclays Annual Reports for the years 2006-2011 contained misstatements and omissions concerning (among other things) Barclays’ compliance with its operational risk management processes and certain laws and regulations. The complaint also alleges that Barclays’ daily U.S. Dollar LIBOR submissions themselves constituted false statements in violation of U.S. securities law. The complaint is brought on behalf of a proposed class consisting of all persons or entities (other than the defendants) that purchased Barclays sponsored American Depositary Receipts on an American securities exchange between July 10, 2007 and June 27, 2012. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934.

          There have been no other administrative, civil or criminal actions, whether pending or concluded, against BCI within the last 5 years that would be considered to be material as defined in Section 4.24(l)(2) of the Regulations under the Commodity Exchange Act.

Rosenthal Collins Group, L.L.C.

          Rosenthal Collins Group, L.L.C. is no longer a clearing broker for the Fund.

MF Global Inc.

          On October 31, 2011, MF Global, one of the Fund’s clearing brokers at the time, reported to SEC and the CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          The Fund held assets on deposit in accounts at MF Global as of October 31, 2011, the date that the liquidation proceedings commenced. After consideration of the Fund’s exposure to MF Global, and based upon available information, Superfund Capital Management caused the Fund to take a reserve, and thereby reduced the Fund’s net asset value, equal to 22% of the value of the Fund’s assets frozen at MF Global, or approximately $867,000.

          Since the Fund’s initial 22% reserve was taken, an active market developed for MF Global claims similar to the Fund’s. As a result, Superfund Capital Management received bids from third parties for the purchase of the Fund’s MF Global claims. Following this process, Superfund Capital Management determined it was in the best interests of the Fund to sell its MF Global claims, and the Fund closed on the sale in the amount of $2,640,797 on June 11, 2012. Although the sale did not formally close until June 11, 2012, following discussions with the Fund’s auditors Superfund Capital Management determined that generally accepted accounting principles required the sale to be recognized in May 2012. Because the sale price did not match the amount of the Fund’s assets on deposit at MF Global as reduced by the 22% reserve, each Series recognized a small change in value as of May 31, 2012 as a result of the sale. Due to the manner in which each Series’ assets were held at MF Global, the sale price for Series A’s claim was slightly more than the amount of Series A’s assets on deposit at MF Global (as reduced by the amount the reserve taken, as described above), while the sales price for Series B’s claim was slightly less than the amount of Series B’s assets on deposit at MF Global (as reduced by the amount of the reserve taken, as described above). As a result, the net asset value of the Series A Units increased by approximately 0.13% (or approximately $1.82 per Unit) and the net asset value of the Series B Units was reduced by approximately 0.12% (or approximately $1.92 per Unit).  Following this sale, the Fund no longer has any exposure to MF Global.

ACKNOWLEDGMENT OF RECEIPT OF THE
SUPERFUND GREEN, L.P. SUPPLEMENT
DATED FEBRUARY 1, 2013 TO THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED MAY 8, 2012

          The undersigned hereby acknowledges that the undersigned has received a copy of the Superfund Green, L.P. Supplement dated February 1, 2013 to the Prospectus and Disclosure Document dated May 8, 2012.

INDIVIDUAL SUBSCRIBERS:	ENTITY SUBSCRIBERS:

(Name of Entity)

By:

Signature of Subscriber(s)

Title:

(Trustee, partner or authorized officer)
Dated: ___________, 20___

NOT FOR USE AFTER MAY 1, 2013.